UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kineta, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
49461C 102
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49461C 102
1		NAMES OF REPORTING PERSONS
Charles Magness
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
613,254
	6	SHARED VOTING POWER
7,159*
	7	SOLE DISPOSITIVE POWER
613,254
	8	SHARED DISPOSITIVE POWER
7,159*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
620,413
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%**
12		TYPE OF REPORTING PERSON
IN

______________________
*The shares are held of record by Morgan Stanley Smith Barney LLC TTEE FBO Charles Magness.  Mr. Magness shares voting and dispositive power over these shares.

** Percentage ownership is based on 10,214,945 shares of Common Stock of the Issuer outstanding as of September 30, 2023, as reported in the Issuer’s Registration Statement on Form S-3 (File No. 333-275309) filed with the Securities and Exchange Commission on November 3, 2023.

Item 1(a).  Name of Issuer:

Kineta, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

219 Terry Ave. N., Suite 300, Seattle, WA 98109
Item 2(a).  Name of Person Filing

Charles Magness

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of Charles Magness is c/o Kineta, Inc., 219 Terry Ave. N., Suite 300, Seattle, WA 98109.

Item 2(c).  Citizenship:

See Row 4 of cover page.

Item 2(d).  Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

49461C 102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)  Amount beneficially owned:

See Row 9 of cover page.

(b)  Percent of class:

See Row 11 of cover page.

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)  Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)  Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.  Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024	CHARLES MAGNESS

/s/ Charles Magness